SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: October 11, 2004		Title:	General Counsel

October 6, 2004

MAXCOM TELECOMUNICACIONES ANNOUNCES THE EXPIRATION OF THE EXCHANGE
OFFER FOR ITS SENIOR NOTES DUE 2007

Mexico City, Mexico, October 6, 2004 — Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a “smart build” approach to focus on small — and medium -sized businesses and residential customers in the Mexican territory, announced today the expiration of the exchange offer for its Senior Notes due 2007 (the “Old Notes”).

Holders tendered $36,117,789 in aggregate principal amount of the Old Notes, representing 21.6% of the Old Notes outstanding for an aggregate of $36,117,789 in principal amount of new Senior Step-Up Notes due 2009. Additionally, holders tendered $126,387,922 in aggregate principal amount of the Old Notes, representing 75.4% of the Old Notes outstanding for an aggregate of 101,110,338 shares of our Series N-1 Preferred Stock, representing approximately 36.5% of our capital stock. As of the close of business today, The Bank of New York, the exchange agent, had also received consents, without a corresponding tender of Old Notes, to amend certain restrictive covenants of the indenture governing the Old Notes representing $1,909,080 in aggregate principal amount of the Old Notes. Such consents and the tendered Old Notes represent an aggregate principal amount of $164,414,791 or 98.1% of the total outstanding Old Notes. Maxcom has advised The Bank of New York that it has accepted for exchange all of the tendered Old Notes. All withdrawal rights have terminated.

Pursuant to the terms of the exchange offer, for the proposed amendments to the indenture to be adopted, holders of at least a majority in aggregate principal amount of the Old Notes, other than Old Notes held by Maxcom or any affiliate of Maxcom must consent to such amendments. As of the date hereof, Maxcom has received consents to the proposed amendments in the aggregate principal amount of Old Notes (other than Old Notes held by Maxcom or any affiliate of Maxcom) of $36,408,282, which represents 92.0% of the total principal amount of outstanding Old Notes (other than Old Notes held by Maxcom or any affiliate of Maxcom), therefore fulfilling the condition for the adoption of the proposed amendments.

After the completion of this transaction, Maxcom’s indebtedness will be substantially reduced by 71% to $52,825,668 from $179,213,590. Thus, the Company will significantly improve its debt profile by extending its maturity dates, as follows: $5,117,879 on March 1, 2007; $11,590,000 on April 1, 2007; and, $36,117,789 on October 15, 2009. Likewise, the consent to the amendment of certain restrictive covenants of the indenture governing the Old Notes will allow Maxcom to attract additional investments and access multiple opportunities for future growth.

“I am extremely pleased with the outcome of this capitalization process as it once again confirms that our stakeholders support us and are confident about the Company’s results, which have been improving for the last 18 months,” stated René Sagastuy, Maxcom’s Chief Executive Officer. Mr. Sagastuy added, “Maxcom’s team is committed to continue working with the same enthusiasm, delivering results to maximize the value of this firm.”

“This exchange offer radically improves the Company’s leverage and capital structure and corroborates that stakeholders endorse and believe in Maxcom’s business model,” said Jacques Gliksberg from Banc of America Equity Partners and Chairman of the Finance Committee of Maxcom’s Board of Directors. Mr. Gliksberg added, “as the largest shareholder we will continue supporting its business plan as well as the team of professionals in charge of the execution.”

# # #

For more information contact:

Jose-Antonio Solbes
Maxcom Telecomunicaciones
Mexico City, Mexico
(52 55) 5147 1125
investor.relations@maxcom.com

Lucia Domville
Citigate Financial Intelligence
Hoboken, NJ
(201) 499-3548
lucia.domville@citigatefi.com

Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in greater metropolitan Mexico City, Puebla and Queretaro. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.